Mail Stop 3561

April 20, 2010

Ronald F. Valenta
Chief Executive Officer
General Finance Corporation
39 East Union Street
Pasadena, California 91103

        Re: **General Finance Corporation**
                  Amendment No. 2 to Registration Statement on Form S-1
                  Filed March 29, 2010
                  File No. 333-163851
                  Form 10-K for Fiscal Year Ended June 30, 2009
                  Filed September 28, 2009
                  File No. 001-32845

Dear Mr. Valenta:

We have reviewed your filing and responses to our March 3, 2010 letter and have the following additional comment. In our comment below, please confirm in writing to us in detail sufficient for an understanding of your disclosure how you intend to comply in future filings by furnishing us your proposed revisions. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2009

Notes to Consolidated Financial Statements, page F-7

Note 2. Summary of Significant Accounting Policies, page F-9

Segment Information, page F-10

1. We read your response to comment two from our comment letter dated March 3, 2010. As you have concluded that you have two operating segments and did not provide us with an analysis to support aggregating these operating segments into a single reportable segment, it appears that each of your operating segments qualifies as a reportable segment. Please ensure that you make all of the required disclosures under ASC 280-10-50-21 through 280-10-50-26 for <u>each</u> of these

reportable segments, including but not limited to depreciation by segment and expenditures for additions to long-lived assets by segment.

***

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Lisa Sellers, Accountant, at (202) 551-3348 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Arthur L. Zwickel, Esq.